1 June 2010

Company Announcements
ASX Limited
Level 4, 20 Bridge Street
Sydney  NSW  2000

APPENDIX 3B – EXERCISE OF OPTIONS (SSNO)

We wish to advise that 159,608 ordinary fully paid shares in Samson Oil & Gas Limited have been allotted today, 1 June 2010 as a result of the exercise of 159,608 listed options.

Enclosed is Appendix 3B giving notice of the new issue.

Should there be any queries with respect to this issue, please telephone Denis Rakich on +618 9220 9882.

Yours faithfully
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary